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                                         Filed by Adaptive Broadband Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Adaptive Broadband Corporation
                                                      Registration No. 333-51142


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY ADAPTIVE BROADBAND CORPORATION ON DECEMBER 5, 2000

December 5, 2000

                 ADAPTIVE BROADBAND AND WESTERN MULTIPLEX FILE
                   PRELIMINARY S-4 RELATED TO PROPOSED MERGER

      Merger Creates a Leading Provider of End-to-End Wireless Broadband
                            Infrastructure Products

Sunnyvale, Calif., December 5, 2000--Adaptive Broadband Corporation (Nasdaq:
                                                                     -------
ADAP) announced the filing with the Securities and Exchange Commission of a
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registration statement on Form S-4 related to its proposed merger with Western
Multiplex Corporation (Nasdaq: WMUX)). As previously announced, the merger will
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be a stock-for-stock transaction in which Western Multiplex will acquire
Adaptive Broadband for 1.345 Western Multiplex common shares for each share of Adaptive Broadband stock currently owned. The filing can be viewed at http://www.sec.gov.
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Benefits of the Merger

The combined company formed by the merger of Adaptive Broadband and Western Multiplex will be one of the leading providers in the broadband fixed wireless equipment industry. Among the specific benefits to Adaptive Broadband are the following:

 . Adaptive Broadband will be better positioned to respond to its customers' requests for an integrated wireless broadband system, including both point-to-point and point-to-multipoint products.

 . The merger will accelerate the development of Adaptive Broadband's sales channels, by enabling the company to sell its products through the approximately 120 Value Added Resellers (VARs) already doing business with Western Multiplex.

 . The merger will open up new market opportunities, including the enterprise/campus market, for Adaptive Broadband's AB-Access high-speed fixed wireless broadband products by giving it access to Western Multiplex's existing worldwide sales and support organization.
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 .  The combined company's management team, composed of senior executives from both companies, will have significant experience and expertise in sales and marketing, product development, technology, business development and consolidation.

 . The merger will enable Adaptive Broadband to leverage the R&D, engineering and technical capabilities of Western Multiplex to facilitate faster product introduction, accelerated cost reduction and additional development of product features, enhancing the company's ability to drive and benefit from technological change and market opportunities.

 . The broadened product lines and greater financial resources of the combined company will mitigate the business cycle risks associated with both the introduction of new products and the emerging, high growth broadband communications market.

The transaction, which is expected to be completed in the first quarter of 2001, is subject to customary closing conditions, including regulatory approvals and approval by shareholders of both companies.

About Adaptive Broadband

Adaptive Broadband (www.adaptivebroadband.com) is a data networking solutions
                    -------------------------
company that is developing leading-edge technology for the deployment of broadband wireless communication over the Internet. Its AB-Access platform is a leading commercial choice for fixed broadband wireless communication. AB-Access technology spans the frequency range from 2 to 42 GHz. While the first releases for AB-Access are for applications using the 5 GHz U-NII (Unlicensed National Information Infrastructure), 2.5 GHz MMDS (Multi-channel, Multipoint Distribution Service) and 3.5 GHz (International WLL) products are also available. Additionally, Adaptive Broadband recently announced an LMDS (Local Multipoint Distribution Service) version of AB-Access. Currently being deployed at the ultra-high speed of 25 Mbps, both transmitting and receiving, product capacity is planned to increase in 2001, as requested by customers. Currently positioned as a fixed offering, portable versions of AB-Access are planned to coincide with the expanded roll-outs of wireless broadband services in 2001.

About Western Multiplex Corporation

Western Multiplex Corporation (NASDAQ:WMUX) is a leader in broadband fixed-wireless communication systems used by leading Internet Service Providers, telecommunications carriers and corporations worldwide. The company's fixed-wireless telco and IP based systems address the growing need of service providers and end-users to rapidly and cost-effectively deploy high-speed communication networks for mobile communication backhaul, fiber extension, multi-tenant/multi-dwelling unit Internet access, enterprise, government and education campus connectivity and enable last mile access. The company's website is: www.wmux.com For customer information, call toll free 800-404-9840. For the
    ------------
Western Multiplex Investor Information Service, call toll free at 877-9WMUX-IR (877-996-8947).
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Safe Harbor

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially. These statements are often identified by words such as "expect," "anticipated" and "intend."

Statements regarding the expected completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of Western Multiplex or Adaptive Broadband will not approve the merger and that the merger will not be consummated.

Statements regarding the expected benefits of the transaction are subject to the following risks: that expected synergies will not be achieved; that the businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the inability to establish or renew relationships with advertising, marketing, technology, and product or component providers or suppliers; and to the general risks associated with the companies' businesses. For additional risks relating to the proposed merger and risks relating to the combined company see the Registration Statement on Form S-4 (Registration No. 333-51142). For risks about Western Multiplex's business; see its Form S-1 filed on July 20, 2000, and subsequent Forms 10-Q and 8-K, and for risks about Adaptive Broadband's business, see its Form 10-K for the year ended June 30, 2000, and subsequent Forms 10-Q and 8-K, as well as its other SEC filings.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Western Multiplex and Adaptive Broadband will mail the joint proxy statement prospectus to their respective stockholders prior to the special meeting of stockholders. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Western Multiplex and Adaptive Broadband. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Western Multiplex and Adaptive Broadband at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

In addition to the joint proxy statement/prospectus, Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Western Multiplex and Adaptive Broadband at the Securities and Exchange public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the
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Commission's other public reference rooms in New York, New York and Chicago,
Illinois. Western Multiplex's and Adaptive Broadband's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Western Multiplex, Adaptive Broadband and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Adaptive Broadband in favor of the merger. Investors and security holders of Western Multiplex and Adaptive Broadband may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement on Form S-4 (Registration No. 333-51142) filed with the Securities and Exchange on December 1, 2000, and the joint proxy statement/prospectus when it becomes available.

                                      ####

Adaptive Broadband Contact:
---------------------------
Stephanie M. Day                             Investor Information Line:
Vice President-Investor Relations and                (Toll-free) 1-888-225-6789
Corporate Communications                     www.adaptivebroadband.com
(408) 743-3429                               -------------------------
(408) 743-3482 Fax
sday@adaptivebroadband.com

Western Multiplex Contact:
--------------------------
Karen J. Novak
Media Relations
408-542-5282
knovak@wmux.com
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Nancy Huber
CFO
408-542-5225
nhuber@wmux.com
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